U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.     )

                              JUSTWEBIT.COM, INC.
                                 COMMON STOCK

                                  482202 20 7
                                  (CUSIP NUMBER)

                                460 East 800 North
                                  Orem, UT  84097

              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                                 February 16, 2001

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only):  PELHAM ASSOCIATES,
INC., Federal I.D. No.:  91-248771.

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)

(b)

3.  SEC Use Only:

4.  Source of Funds (See Instructions):  OO

5.  Check if Disclosure of  Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):

6.  Citizenship or Place of Organization:  State of Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  6,000,000

8.  Shared Voting Power:

9.  Sole Dispositive Power:  6,000,000

10. Shared Dispositive Power:

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person:  6,000,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

13.  Percent of Class Represented by Amount in Row (11):  27.81%

14.  Type of Reporting Person:  Corporation

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:

ITEM 1.   SECURITY AND ISSUER.

Justwebit.com, Inc.
Common Stock, $.001 par value
460 East 800 North
Orem, Utah  84097

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name: Pelham Associates, Inc.

(b)  3900 Birch Street, Suite 113, Newport Beach, CA  92660

(c)  None

(d)  None

(e)  Incorporated in the State of Wyoming

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Pelham Associates, Inc. purchased 1,000,000 shares of the common stock of the Issuer pursuant to a Private Placement sale.

(b) Pelham Associates, Inc. entered into an Exclusive Product License and Distribution Agreement with Issuer, wherein Pelham granted to Issuer an Exclusive License to the software and documentation known as Domain Name Registration SDK and Branding Kit ("Product"), and transferred all of Pelham's rights to manufacture, distribute or otherwise use said Product to Issuer, in exchange for 5,000,000 shares of stock of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) Acquisition of 1,000,000 shares of common stock. The purpose of this transaction was to enable the Issuer to receive operating capital through a Private Placement sale. In this particular situation, the Issuer issued 1,000,000 shares of its common stock to Pelham Associates, Inc. at a price per share equal to $0.075.

(b) Acquisition of 5,000,000 shares of common stock. The purpose of this transaction was to enable the Issuer to obtain an Exclusive Product License and Distribution of the Product known as Domain Name Registration SDK and Branding Kit, in exchange for securities of the Issuer, without having to expend operating capital of the Issuer. In this particular situation, the Issuer entered into an Exclusive Product License and Distribution Agreement with Pelham Associates, Inc. wherein
Pelham granted to Issuer an Exclusive License to the software and documentation known as Domain Name Registration SDK and Branding Kit ("Product"), and transferred all of Pelham's rights to manufacture, distribute or otherwise use said Product to Issuer in exchange for 5,000,000 common shares of stock of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pelham Associates, Inc. acquired 1,000,000 of the common shares of the Issuer on January 19, 2001. Additionally, Pelham Associates, Inc. acquired 5,000,000 of the common shares of the Issuer on February 16, 2001. After Pelham Associates, Inc.'s acquisition, such amounts represented, as of February 16, 2001, approximately 27.81% of the total issued and outstanding common shares of the Issuer. Marcine Uhler is sole officer and director of Pelham Associates, Inc. Further, Marcine Uhler is Trustee of The Michael Andrew Trust, who is sole shareholder of Pelham Associates, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer. (Voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

                                      Pelham Associates, Inc.



Date:                                /s/ Marcine Aniz Uhler, President
                                     and Director
                                     Marcine Aniz Uhler, President and
                                     Director